UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

U.S.I. Holdings Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

90333H101

(CUSIP Number)

April 15, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Person Authorized to Receive Notices and Communications:

Janice V. Sharry, Esq.
Haynes and Boone, LLP
901 Main Street, Suite 3100
Dallas, Texas 75202
(214) 651-5562

CUSIP No. — 90333H101	SCHEDULE 13G	Page 2 of 9 Pages

1.	Name of Reporting Person I.R.S. Identification No. of above person (entities only). MSD Capital, L.P., a Delaware limited partnership 74-2880190

2.	Check the Appropriate Box if a Member of a Group

     (a)   ☐

     (b)   ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

	5.	Sole Voting Power 0

Number of	6.	Shared Voting Power 3,905,033
Shares
Beneficially
Owned by Each	7.	Sole Dispositive Power 0
Reporting
Person
With:	8.	Shared Dispositive Power 3,905,033

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,905,033

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount In Row (9) 8.4%

12.	Type of Reporting Person PN

CUSIP No. — 90333H101	SCHEDULE 13G	Page 3 of 9 Pages

1.	Name of Reporting Person I.R.S. Identification No. of above person (entities only). MSD Torchlight, L.P., a Delaware limited partnership 38-3655304

2.	Check the Appropriate Box if a Member of a Group

     (a)   ☐

     (b)   ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

	5.	Sole Voting Power 0

Number of	6.	Shared Voting Power 1,296,663
Shares
Beneficially
Owned by Each	7.	Sole Dispositive Power 0
Reporting
Person
With:	8.	Shared Dispositive Power 1,296,663

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,296,663

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount In Row (9) 2.8%

12.	Type of Reporting Person PN

CUSIP No. — 90333H101	SCHEDULE 13G	Page 4 of 9 Pages

1.	Name of Reporting Person I.R.S. Identification No. of above person (entities only). MSD SBI, L.P., a Delaware limited partnership 61-1420251

2.	Check the Appropriate Box if a Member of a Group

     (a)   ☐

     (b)   ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

	5.	Sole Voting Power 0

Number of	6.	Shared Voting Power 1,296,663
Shares
Beneficially
Owned by Each	7.	Sole Dispositive Power 0
Reporting
Person
With:	8.	Shared Dispositive Power 1,296,663

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,296,663

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount In Row (9) 2.8%

12.	Type of Reporting Person PN

CUSIP No. — 90333H101	SCHEDULE 13G	Page 5 of 9 Pages

1.	Name of Reporting Person I.R.S. Identification No. of above person (entities only). MSD Portfolio L.P. - Investments, a Delaware limited partnership 13-4019104

2.	Check the Appropriate Box if a Member of a Group

     (a)   ☐

     (b)   ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

	5.	Sole Voting Power 0

Number of	6.	Shared Voting Power 1,311,707
Shares
Beneficially
Owned by Each	7.	Sole Dispositive Power 0
Reporting
Person
With:	8.	Shared Dispositive Power 1,311,707

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,311,707

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount In Row (9) 2.8%

12.	Type of Reporting Person PN

CUSIP No. — 90333H101	Page 6 of 9 Pages

Item 1(a)	Name of Issuer:
U.S.I. Holdings Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices:
555 Pleasantville Road, Suite 160 South
Briarcliff Manor, New York 10510

Item 2(a)	Names of Persons Filing:
MSD Capital, L.P.
MSD Torchlight, L.P.
MSD SBI, L.P.
MSD Portfolio L.P. — Investments

Item 2(b)	Addresses of Principal Business Offices:
MSD Capital, L.P.
645 Fifth Avenue, 21st Floor
New York, New York 10022

MSD Torchlight, L.P.
645 Fifth Avenue, 21st Floor
New York, New York 10022

MSD SBI, L.P.
645 Fifth Avenue, 21st Floor
New York, New York 10022

MSD Portfolio L.P. — Investments
645 Fifth Avenue, 21st Floor
New York, New York 10022

Item 2(c)	Citizenship:
MSD Capital, L.P. — Delaware
MSD Torchlight, L.P. — Delaware
MSD SBI, L.P. — Delaware
MSD Portfolio L.P. — Investments — Delaware

Item 2(d)	Title of Class of Securities:
Common Stock, par value $0.01 per share

Item 2(e)	CUSIP Number:
90333H101

CUSIP No. — 90333H101	Page 7 of 9 Pages

Item 3	Status of Persons Filing:

	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership:

	(a)	As of April 24, 2004, (i) MSD Torchlight, L.P., a Delaware limited partnership (“Torchlight”), was the record owner of 1,296,663 shares of common stock of U.S.I. Holdings Corporation (“USI”), (ii) MSD SBI, L.P., a Delaware limited partnership (“SBI”), was the record owner of 1,296,663 shares of common stock of USI, and (iii) MSD Portfolio L.P. — Investments, a Delaware limited partnership (“Portfolio”), was the record owner of 1,311,707 shares of common stock of USI. MSD Capital, L.P., a Delaware limited partnership (“MSD”), is the general partner of each of Torchlight, SBI and Portfolio, and therefore may be deemed to be the indirect beneficial owner of the shares of common stock of USI held of record by Torchlight, SBI and Portfolio. MSD Capital Management LLC is the general partner of MSD.

	(b)	Percent of Class:
MSD Capital, L.P. — 8.4% MSD Torchlight, L.P. — 2.8% MSD SBI, L.P. — 2.8% MSD Portfolio L.P. — Investments — 2.8%

	(c)	Number of shares as to which the person has:

		(i)	sole power to vote or to direct the vote: 0

		(ii)	shared power to vote or to direct the vote:
MSD Capital, L.P. — 3,905,033 MSD Torchlight, L.P. — 1,296,663 MSD SBI, L.P. — 1,296,663 MSD Portfolio L.P. — Investments — 1,311,707

CUSIP No. — 90333H101	Page 8 of 9 Pages

(iii) sole power to dispose or to direct the disposition of: 0

(iv) shared power to dispose or to direct the disposition of:
MSD Capital, L.P. — 3,905,033 MSD Torchlight, L.P. — 1,296,663 MSD SBI, L.P. — 1,296,663 MSD Portfolio L.P. — Investments — 1,311,707

Item 5	Ownership of 5% or Less of a Class:

Not applicable.

Item 6	Ownership of More than 5% on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. — 90333H101	Page 9 of 9 Pages

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 26, 2004

MSD CAPITAL, L.P. By: MSD Capital Management LLC, its general partner
By:	/s/ Marc R. Lisker
Marc R. Lisker
General Counsel

MSD TORCHLIGHT, L.P. By: MSD Capital, L.P., its general partner By: MSD Capital Management LLC, its general partner
By:	/s/ Marc R. Lisker
Marc R. Lisker
General Counsel

MSD SBI, L.P. By: MSD Capital, L.P., its general partner By: MSD Capital Management LLC, its general partner
By:	/s/ Marc R. Lisker
Marc R. Lisker
General Counsel

MSD PORTFOLIO L.P. — INVESTMENTS By: MSD Capital, L.P., its general partner By: MSD Capital Management LLC, its general partner
By:	/s/ Marc R. Lisker
Marc R. Lisker
General Counsel

EXHIBITS

Exhibit A	Joint Filing Agreement, dated April 26, 2004, entered into by and among MSD Capital, L.P., MSD Torchlight, L.P., MSD SBI, L.P. and MSD Portfolio L.P. — Investments.